First National Corporation

Building South Carolina's Community Bank

2001 Annual Report

Financial Highlights

(dollars in thousands except per share)	Year Ended December 31 2001	2000	Increase (Decrease) % Change
FOR THE YEAR			
Interest income	$ 74,472	$ 73,846	0.85%
Interest expense	29,972	33,232	(9.81%)
Net interest income	44,500	40,614	9.57%
Provision for loan losses	2,304	1,838	25.35%
Noninterest income	13,680	10,971	24.69%
Noninterest expense	37,133	34,096	8.91%
Income before provision for income taxes	18,743	15,651	19.76%
Provision for income taxes	6,486	5,118	26.73%
Net income	12,257	10,533	16.37%
PER COMMON SHARE			
Net income	$ 1.75	$ 1.50	16.67%
Net income, diluted	1.75	1.49	17.45%
Cash dividends	0.57	0.54	5.56%
Book value	13.36	12.09	10.50%
KEY PERFORMANCE RATIOS			
Return on average assets	1.21%	1.11%	9.01%
Return on average equity	13.64	13.14	3.81%
Nonperforming assets as a percentage of assets	0.47	0.15	213.33%
Average stockholders' equity as a percentage of average assets	8.81	8.41	4.76%
SELECTED YEAR END BALANCES			
Assets	$1,024,747	$ 969,848	5.66%
Loans, net of unearned income	768,864	729,049	5.46%
Investment securities	189,933	183,198	3.68%
Deposits	811,523	757,576	7.12%
Borrowings	116,117	122,998	(45.84%)
Stockholders' equity	93,065	84,936	9.57%
Number of common shares outstanding	6,964,878	7,026,901	(0.88%)

(dollars in thousands except per share)	2001	2000	1999	Year Ended December 31 1998	1997
SUMMARY OF OPERATIONS					
Interest income	$74,472	$73,846	$60,569	$54,487	$48,896
Interest expense	29,972	33,232	23,916	23,122	20,788
Net interest income	44,500	40,614	36,653	31,365	28,108
Provision for loan losses	2,304	1,838	1,613	1,213	1,416
Net interest income after provision for loan losses	42,196	38,776	35,040	30,152	26,692
Noninterest income	13,680	10,971	9,727	8,856	7,002
Noninterest expense	37,133	34,096	33,802	26,866	22,833
Income before provision for income taxes	18,743	15,651	10,965	12,142	10,861
Provision for income taxes	6,486	5,118	3,025	3,871	3,448
Net income	12,257	10,533	7,940*	8,271	7,413
PER COMMON SHARE					
Net income	$ 1.75	$ 1.50	$ 1.14	$ 1.24	$ 1.14
Net income, diluted	1.75	1.49	1.13	1.21	1.11
Book value	13.36	12.09	10.77	10.77	10.26
Dividends	0.57	0.54	0.52	0.48	0.40
Dividend payout ratio	32.63%	36.09%	45.61%	38.71%	35.09%

*In 1999 non-recurring expenses associated with the acquisition of FirstBancorporation and two Carolina First branches reduced net income by $1,684,000.

For more financial information about the Company, please refer to First National Corporation's Annual Report for 2001 on Form 10-K, a copy of which is included with the package provided to the Company's shareholders in connection with the Company's 2002 annual meeting of shareholders.



Our Vision

Our vision is to build South Carolina's Community Bank, with soundness, profitability and growth, by providing the best in banking services with a personal touch, and by creating mutually rewarding, long-term relationships with business and individual customers throughout the state.



C. John Hipp, III
Chief Executive Officer

Dwight W. Frierson
Vice Chairman of the Board

Robert R. Horger
Chairman of the Board

Letter to Shareholders

By any measure, First National Corporation turned in an excellent performance in 2001. We surpassed the $1 billion mark in assets, expanded our deposit base and significantly increased our earnings despite a slowing economy.

We accomplished these gains by focusing first and foremost on what we do best: providing superior, personalized service to our individual and commercial customers in the many communities we serve across South Carolina.

In August 2001, we announced plans to shift our corporate headquarters from Orangeburg to Columbia by the end of 2002. This move to the state capital signals our intention to extend our responsive, hands-on style of banking throughout South Carolina in years to come. Our goal is to become South Carolina's community bank—big enough to meet any need, small enough to know our customers well.

This corporate relocation will not immediately affect our existing customers, although our statewide presence will benefit many as it evolves. Meanwhile, the operations of our three banking subsidiaries will remain where they are, including our largest, Orangeburg-based First National Bank, which provides support services for all three banks.

Strong 2001 Results Net income increased a strong 16.4% to $12.26 million from $10.53 million in 2000. Earnings per share (EPS) grew even more, increasing more than 17% from $1.49 per diluted share to $1.75. The faster EPS growth reflected a reduction in average shares outstanding, as we retired some 138,000 shares during 2001 as part of a 160,000-share repurchase program. The repurchase program has been extended in early 2002 to enable the buy-back of an additional 200,000 shares. Each of our corporation's three subsidiary banks and our





"Our people are our defining competitive advantage. They are relationship driven—they're professional, they know their communities, and they are empowered to make local decisions. They provide what customers really want: big bank services with small bank service."

-Robert R. Horger

consumer finance company operated profitably in 2001.

We grew moderately in assets from $970 million to $1.03 billion, or 5.8%, with our newer and smaller banks—National Bank of York County and Florence County National Bank—growing faster than the corporation as a whole. Our return on average assets (ROA), a measure of profitability, increased from 1.11% to 1.21%. Return on average equity (ROE), another measure of earning power, rose to 13.64% from 13.14% in the prior year.

Our loan portfolio grew by a modest 5.5% during the year, constrained by the softening economy and refinancing activities prompted by falling interest rates. Loans increased in every category except home mortgages. Our mortgage origination activity increased, but much of it involved refinancing of existing mortgages into 15-year or 30-year fixed-rate mortgage loans. Because we sell in the secondary market most loans with rate commitments of more than five years, our portfolio of mortgage loans retained on our balance sheet did not grow, and in fact, somewhat diminished. However, the resulting decline in mortgage net interest income was largely offset by increased fee income.

Deposits at year end were 7.1% higher than at the end of 2000 with good growth at all three banks. Our traditional emphasis on personal relationships with our customers contributed to the gain, and depressed securities markets may have led some customers to shift assets into bank deposits.

Preparing for Growth Every survey we have conducted has indicated that the real strength of our banks—and what differentiates them from others—is the caliber of our people, which is reflected in their responsiveness to customers and the quality of service they provide. These



"Employee satisfaction is a major focus of our company. We adopted a stock award program that makes every employee an owner of the business. We are glad that our employees can benefit from this and other incentive based sources of income."

-Dwight W. Frierson

characteristics, fostered and reinforced by our culture and philosophy, are what make relationship banking work.

We also concluded that our kind of relationship banking could succeed in any market, whether urban, suburban or rural. Thus this special, personal approach has been a key element in the growth of our company, which has tripled in size since 1994. We have grown by increasing our market share, by acquisition and by starting new banks with local people, as we did in York and Florence counties.

We have also seen the banking environment change over time, as most of South Carolina's biggest banks have been acquired by out-of-state interests. We believe that will present opportunities for us in the months and years ahead.

Meanwhile, we have built a strong foundation for growth, investing heavily in recent years in the advanced technology needed to provide efficient, up-to-the-minute services to the larger, broader customer base we are attracting.

Our growing presence in Columbia gives us access to a $6-plus billion deposit market, as well as providing an excellent window on the rest of the state. We are building a 57,000-square-foot corporate office in Columbia that will house our headquarters complement. It is scheduled for completion by December 2002. Another office in Northeast Columbia will be completed in March 2002.

During the coming year, we hope to expand our existing operations through start-ups or acquisitions of branches or smaller banks. We took the first step in this direction in February 2002 by hiring John Windley as Regional President to head our entry into Greenville and the upstate markets. We will continue looking for the right opportunities in Charleston and other areas of the state that we do not currently serve.

The Importance of Financial Strength First National's roots go back 67 years, to the depths of the Great Depression. So it is not surprising that we have always placed heavy emphasis on





"Relationships are critical to our success. In all our markets, we hire local people to help build strong relationships. We know our customers, and they rely on us not only as bankers but as active contributors to our communities."

-C. John Hipp, III

maintaining the financial soundness that would enable us to survive and grow. Today our strength is evident in various measures, such as earnings, ROA and ROE cited above. We are well capitalized by all regulatory standards, and our equity base increased 9.6% during the year to $93.1 million. Our net interest margin—the spread between what money costs us and what we earn with it—increased throughout the year and totaled a strong 4.82% in the fourth quarter of 2001. This margin indicates that we are able to manage interest rate income and expense better than many financial institutions. And our loan quality remains extremely high, despite a slowing economy that was further weakened by the September 11 terrorist attacks. Only about six tenths of one percent of our loans were non-performing at year-end 2001, and net charge-offs—less than two tenths of a percent—were amply covered by reserves.

While building on our equity base, we were still able to continue our history of increasing dividends by raising the cash dividend to shareholders by 7% during 2001. Furthermore, we are gratified that our stock price increased in value 47% during the year, providing very positive returns to longstanding and new shareholders.

A Positive Outlook We believe we are well positioned to make important strides in 2002 in earnings, size, and geographic reach, particularly if the economy rebounds. We intend to increase our existing market share and will soon put down roots in attractive new markets.

One thing that won't change as we grow is our commitment to quick, responsive service, whether we are providing basic banking for an individual or sophisticated cash management services for a large corporation.

Meanwhile, we thank all who helped make 2001 such an excellent year for the bank: our loyal customers, our dedicated and capable employees, and our supportive shareholders. With your help, 2002 can be even better.



Gail Fralix
Vice President and Retail Market Leader
St. George, First National Bank

Ed Hendrix
Owner of Sawmill Custom Cooking
St. George

The Value of Relationships

Relationships are the foundation upon which our company has been built over the past 67 years. A relationship may start with a checking account, a car loan or a mortgage for a first home. It may begin with a business checking account for a startup service business. But when it proves valuable for the customer, the relationship will last and grow.

The true value of a banking relationship cannot be measured solely in dollars and cents. Our role differs for every customer—resource, partner, adviser, or some combination of these. Our skilled, courteous people provide the reliable, efficient, up-to-the-minute banking services that customers value and expect.

But the added value that makes relationships blossom derives in part from our accessibility and responsiveness. In fact, we designed our centralized customer care center to handle routine questions and issues on the spot so that our branch personnel could be more available for one-on-one consultation and problem-solving. We also add value by being knowledgeable about our customers, by anticipating their needs, and by thinking creatively to help them solve financial or business problems and pursue their dreams.

This approach, over time, helps create a climate of confidence and trust in which relationships flourish.

We pride ourselves on

building relationships

by understanding our customers' *needs* and

helping them meet their goals.

Relationships





Mary Etta McCarthy
President of Executive Staffing Services
of Columbia, Inc.

David Charpia
Senior Vice President and Regional President
Columbia, First National Bank

A Catalyst in Our Communities

We are, above all, a community bank, and we take the word "community" seriously. In every community we serve, we have become an integral part of the social and economic fabric, and an energetic catalyst for growth. It's a role we have been playing successfully in our many communities since the bank opened its doors 67 years ago.

Money is the lifeblood of commerce, and we provide financing and expert banking services that businesses need to thrive and grow, and that individuals and families also require. But we also recognize the importance of providing leadership and ongoing support to the many civic organizations that contribute so much to a community's vitality and quality of life. Our people, at every level in the bank, are deeply involved in community activities and projects, often with support from the bank itself. We provided funding for the construction of a Habitat for Humanity home, a low- and moderate-income housing community, in Orangeburg, for example. While in Moncks Corner, we paid for a much-needed outdoor basketball court. Other examples abound.

We work hard to make each community we serve a better place in which to live and work.

Community

We are dedicated to playing an active role in the

growth, well-being, and safety

of the communities in which

we serve.

Community

We are dedicated to playing an active role in the

growth, well-being, and safety

of the communities in which

we live.





Gail Fogle
Senior Vice President and
Commercial Relationship Manager,
Orangeburg, First National Bank

A. J. Hutto and Patricia Hutto
Owners of Dukes Harley Funeral Home
Orangeburg

A Bright Future

As we pursue our goal of becoming South Carolina's community bank, the future looks bright. First National is well positioned to continue the rapid progress of recent years. We are financially strong. Our company, with its three banking subsidiaries, is solidly profitable and steadily growing in loans and deposits. At a time when technology is revolutionizing banking services, our systems are up to date with capacity for further growth. Our products and services rival those of the largest banks, while our hands-on approach and personal touch give our customers the benefits of hometown banking.

Our expansion prospects appear to be favorable. Both the Greenville/Spartanburg and Charleston markets have long-term appeal. We will enter the Greenville/Spartanburg market by the middle of 2002, and will continue to seek opportunities in other growth markets. It is our hope to purchase some branches in smaller markets as well. Completion of our new headquarters building in Columbia, where we have two branches, will give us a highly visible presence in the state capital, a $6 billion deposit market.

Meanwhile, continuing consolidation among large banks in the region, including several with operations in South Carolina, has loosened longtime banking relationships, creating opportunities for us to expand our customer base. Without wavering from our strong community focus, we intend to make the most of these opportunities to grow.

Future

Above all, we will continue our

commitment to personal service.

And we will look to enter *new markets*

in South Carolina through *carefully-*

managed expansion.

Future

Above all, we will continue our

commitment to personal service.

And we will look to enter *new markets*

in South Carolina through *carefully*

managed expansion.


Hardeeville
Hilton
Head
Island

Legend

- ● First National Bank
- ▲ Florence County National Bank
- ■ National Bank of York County
- ★ Credit South Financial Services

South Carolina

Over the past 67 years South Carolina has been home to

First National Corporation.

We can attribute much of our success

to the dynamic and

growing markets within the state.



First National Corporation
Stock Performance & Statistics

The financial information on pages 14 through 17 should be read in conjunction with Management's Discussion and Analysis of Operations and Financial Condition and is qualified in its entirety by reference to the more detailed financial statements and the notes thereto, all of which are contained in First National Corporation's Annual Report on Form 10-K.

(dollars in thousands except per share)	2001	2000	1999	1998	1997
STOCK PERFORMANCE					
Dividends paid per share	$ 0.57	$ 0.54	$ 0.52	$ 0.48	$ 0.40
Dividend payout percentage	32.63%	36.09%	40.14%	30.69%	27.78%
Dividend yield (based on the average of the high and low for the year)	3.28%	3.10%	1.97%	1.94%	1.78%
Price/earnings ratio (based on year-end stock price and diluted earnings per share)	11.03x	8.81x	19.80x	20.83x	19.10x
Price/book ratio (end of year)	1.44x	1.09x	2.08x	2.34x	2.07x
COMMON STOCK STATISTICS					
Stock price ranges:					
High	$ 21.750	$ 22.750	$ 30.750	$ 28.800	$ 25.144
Low	13.000	12.063	22.000	20.750	19.800
Close	19.300	13.125	22.375	25.200	21.206
Volume traded (on AMEX)	732,600	617,900	281,300	351,800	281,100
As a percentage of average shares outstanding	10.45%	8.78%	4.02%	5.26%	4.31%
Earnings per share (basic)	$ 1.75	$ 1.50	$ 1.14	$ 1.24	$ 1.14
Earnings per share (diluted)	1.75	1.49	1.13	1.21	1.11
Book value per share	13.36	12.09	10.77	10.77	10.26

QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS

			2001			2000			1999
QUARTER	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
1st	$19.980	$13.000	$0.14	$22.750	$17.625	$0.13	$30.250	$25.000	$0.13
2nd	18.900	15.000	0.14	18.250	16.188	0.13	28.500	26.000	0.13
3rd	21.750	18.850	0.14	17.000	13.250	0.14	31.000	22.125	0.13
4th	19.660	17.600	0.15	15.688	12.063	0.14	30.750	22.000	0.13

Per share data have been retroactively adjusted to give effect to a five percent common stock dividend paid to shareholders of record October 31, 1996, a 2 for 1 stock split paid to shareholders of record on May 19, 1997, and a ten percent common stock dividend paid to shareholders of record on November 2, 1998.

First National Corporation
Selected Consolidated Financial Data

(dollars in thousands)	2001	2000	1999	1998	1997
			At or For The Year Ended December 31		
AT DECEMBER 31					
Assets	$1,024,747	$969,848	$872,398	$750,077	$657,256
Loans, net of unearned income	768,864	729,049	610,541	493,144	436,982
Investment securities	189,933	183,198	195,572	206,137	168,243
Deposits	811,523	757,576	689,665	611,891	531,837
Borrowings	116,117	122,998	103,150	58,500	59,361
Stockholders' equity	93,065	84,936	75,819	74,325	61,881
Number of full-service offices	30	30	29	25	21
Full-time equivalent employees	442	402	426	353	288
SELECTED RATIOS					
Return on average equity	13.64%	13.14%	10.58%	12.14%	12.64%
Return on average assets	1.21	1.11	0.98	1.18	1.19
Average equity as a percentage of average assets	8.81	8.39	9.25	9.68	9.22
ASSET QUALITY RATIOS					
Allowance for loan losses to period end loans	1.28%	1.22%	1.29%	1.41%	1.43%
Allowance for loan losses to period end nonperforming loans	203.74	273.14	513.08	448.22	432.25
Nonperforming assets to period end loans	0.63	0.20	0.26	0.31	0.34
Nonperforming assets to period end total assets	0.47	0.15	0.18	0.21	0.22
Net charge-offs to average loans	0.19	0.12	0.12	0.12	0.13

Return on Average Equity



15%
12
9
6
3
0
13.64%
'01
'00
'99
'98
'97

Return on Average Assets



1.50%
1.20
.90
.60
.30
0
1.21%
'01
'00
'99
'98
'97

Total Assets at Year-End
(in millions)



$1,200
1,000
800
600
400
200
0
$1,025
'01
'00
'99
'98
'97

First National Corporation
Consolidated Balance Sheets

(dollars in thousands)	December 31, 2001	2000
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 40,126	$ 31,843
Interest-bearing deposits with banks	49	158
Federal funds sold	1,000	—
Total cash and cash equivalents	41,175	32,001
Investment securities:		
Securities held-to-maturity (fair value of $35,662 in 2001 and $38,530 in 2000)	35,014	38,550
Securities available-for-sale, at fair value	154,919	144,648
Total investment securities	189,933	183,198
Loans	771,156	732,266
Less, unearned income	(2,292)	(3,217)
Less, allowance for loan losses	(9,818)	(8,922)
Loans, net	759,046	720,127
Premises and equipment, net	19,537	16,311
Other assets	15,056	18,211
Total assets	$1,024,747	$969,848
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 129,698	$111,997
Interest-bearing	681,825	645,579
Total deposits	811,523	757,576
Federal funds purchased and securities sold under agreements to repurchase	66,617	65,948
Notes payable	49,500	57,050
Other liabilities	4,042	4,338
Total liabilities	931,682	884,912
Shareholders' equity:		
Common stock—$2.50 par value; authorized 40,000,000 shares; issued and outstanding 6,964,878 shares in 2001 and 7,026,901 shares in 2000	17,412	17,567
Surplus	46,016	47,488
Retained earnings	28,485	20,228
Accumulated other comprehensive income (loss)	1,152	(347)
Total shareholders' equity	93,065	84,936
Total liabilities and shareholders' equity	$1,024,747	$969,848

First National Corporation
Consolidated Statements of Income

(dollars in thousands, except per share)	Year Ended December 31 2001	2000	1999
Interest income:			
Loans, including fees	$63,196	$61,284	$47,701
Investment securities:			
Taxable	9,088	9,252	10,299
Tax-exempt	1,606	1,775	1,847
Federal funds sold and securities purchased under agreements to resell	578	1,501	456
Deposits with banks	4	34	266
Total interest income	74,472	73,846	60,569
Interest expense:			
Deposits	25,423	25,458	19,644
Federal funds purchased and securities sold under agreements to repurchase	2,438	5,923	2,818
Notes payable	2,111	1,851	1,454
Total interest expense	29,972	33,232	23,916
Net interest income:			
Net interest income	44,500	40,614	36,653
Provision for loan losses	2,304	1,838	1,613
Net interest income after provision for loan losses	42,196	38,776	35,040
Noninterest income:			
Service charges on deposit accounts	7,750	7,358	5,838
Other service charges and fees	5,360	3,545	3,632
Gain on sale of securities available-for-sale	570	—	214
Other income	—	68	43
Total noninterest income	13,680	10,971	9,727
Noninterest expenses:			
Salaries and employee benefits	19,757	17,304	16,841
Net occupancy expense	2,053	1,989	1,773
Furniture and equipment expense	3,723	3,569	3,042
Other expense	11,600	11,234	12,146
Total noninterest expenses	37,133	34,096	33,802
Earnings:			
Income before provision for income taxes	18,743	15,651	10,965
Provision for income taxes	6,486	5,118	3,025
Net income	$12,257	$10,533	$ 7,940
Earnings per share			
Basic	$ 1.75	$ 1.50	$ 1.14
Diluted	$ 1.75	$ 1.49	$ 1.13

First National Corporation

Board of Directors

Colden R. Battey, Jr.
Partner and Attorney
Harvey & Battey
Beaufort, SC

Luther J. Battiste, III
Johnson, Toal & Battiste, P.A.
Columbia and Orangeburg, SC

Charles W. Clark*
President
Santee Shores, Inc.
Santee, SC

M. Oswald Fogle
President and
Chief Executive Officer
Decolam, Inc.
Orangeburg, SC

Dwight W. Frierson*
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

John L. Gramling, Jr.
Farmer
Orangeburg, SC

Richard L. Gray*
Chairman of the Board
Grayco Company
Beaufort, SC

Robert R. Hill, Jr.
President and
Chief Operating Officer
First National Bank
Orangeburg, SC

C. John Hipp, III*
Chief Executive Officer
First National Corporation
First National Bank
Orangeburg, SC

Robert R. Horger*
Chairman of the Board
First National Corporation
First National Bank
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Harry M. Mims, Jr.*
President
J.F. Cleckley & Company
Orangeburg, SC

Ralph W. Norman
President
Warren Norman Co., Inc.
Rock Hill, SC

Anne H. Oswald
Oswald, White & Associates, Inc.
Walterboro, SC

Samuel A. Rodgers
Vice Chairman
Carolina Eastern
Scranton, SC

James W. Roquemore*
Chief Executive Officer
Patten Seed Company, Inc.
General Manager
Super-Sod
Orangeburg, SC

Thomas E. Suggs*
President and
Chief Executive Officer
Keenan & Suggs, Inc.
Columbia, SC

A. Dewall Waters
Partner
Main-Waters Enterprises
Partnership
Orangeburg, SC

J. W. Williamson, III
President
J. W. Williamson Ginnery, Inc.
Denmark, SC

Cathy Cox Yeadon
Cox Wood Preserving Co., Inc.
Orangeburg, SC

E. Everett Gasque, Jr. (Emeritus)
President
EE Gasque & Son, Inc.
Gasque Farms
Elloree, SC

Robert H. Jennings, III
(Chairman Emeritus)
First National Corporation
First National Bank
Orangeburg, SC

J. Carlisle McAlhany (Emeritus)
Retired Farmer and
Cotton Broker
St. George, SC

Larry D. Westbury (Emeritus)
Retired President and Chairman
First National Corporation
First National Bank
Orangeburg, SC

*Member Executive Committee



Executive Officers

Robert R. Horger
Chairman of the Board

C. John Hipp, III
Chief Executive Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

Dwight W. Frierson
Vice Chairman of the Board

James C. Hunter, Jr.
Executive Vice President and
Secretary

John C. Pollok
Executive Vice President and
Chief Administrative Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Loran Adams
Senior Vice President and
General Auditor

First National Corporation



Executive Management Committee

C. John Hipp, III
Chief Executive Officer

Robert R. Hill, Jr.
President and
Chief Operating Officer
First National Bank
Orangeburg, SC

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

John C. Pollok
Executive Vice President and
Chief Administrative Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Don Kerr
Executive Vice President and
Chief Technology Officer

Thomas S. Camp
President and
Chief Executive Officer
National Bank of York County
Rock Hill, SC

Jeff E. Fulp
President and
Chief Executive Officer
Florence County National Bank
Florence, SC

First National Bank

Executive Officers

C. John Hipp, III
Chief Executive Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

John C. Pollok
Executive Vice President and
Chief Administrative Officer

Robert R. Hill, Jr.
President and
Chief Operating Officer

James C. Hunter, Jr.
Executive Vice President

Don Kerr
Executive Vice President and
Chief Technology Officer

Dane Murray
Executive Vice President

Joe Burns
Executive Vice President and
Chief Credit Officer

Alex Shuford
Executive Vice President

Board of Directors

Colden R. Battey, Jr.
Partner and Attorney
Harvey & Battey
Beaufort, SC

Luther J. Battiste, III
Johnson, Toal & Battiste, P.A.
Columbia and Orangeburg, SC

Charles W. Clark*
President
Santee Shores, Inc.
Santee, SC

C. Parker Dempsey
Secretary
Dempsey Wood Products, Inc.
Orangeburg, SC
Retired 4-24-01

M. Oswald Fogle
President and
Chief Executive Officer
Decolam, Inc.
Orangeburg, SC

Dwight W. Frierson*
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

E. Everett Gasque, Jr.
President
EE Gasque & Son, Inc.
Gasque Farms
Elloree, SC

John L. Gramling, Jr.
Farmer
Orangeburg, SC

Richard L. Gray*
Chairman of the Board
Grayco Company
Beaufort, SC

Robert R. Hill, Jr.
President and
Chief Operating Officer
First National Bank
Orangeburg, SC

C. John Hipp, III*
Chief Executive Officer
First National Corporation
First National Bank
Orangeburg, SC

Robert R. Horger*
Chairman of the Board
First National Corporation
First National Bank
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Harry M. Mims, Jr.*
President
J.F. Cleckley & Company
Orangeburg, SC

Anne H. Oswald
Oswald, White & Associates, Inc.
Walterboro, SC

James W. Roquemore*
Chief Executive Officer
Patten Seed Company, Inc.
General Manager
Super-Sod
Orangeburg, SC

Thomas E. Suggs*
President and
Chief Executive Officer
Keenan & Suggs, Inc.
Columbia, SC

A. Dewall Waters
Partner
Main-Waters Enterprises
Partnership
Orangeburg, SC

J. W. Williamson, III
President
J. W. Williamson Ginnery, Inc.
Denmark, SC

Cathy Cox Yeadon
Cox Wood Preserving Co., Inc.
Orangeburg, SC

Directors Emeriti
Robert H. Jennings, III
J. Carlisle McAlhany
Larry D. Westbury

*Member Executive Committee

National Bank of York County

Executive Officers

Bernard N. Ackerman
Chairman of the Board

Frank M. Wilkerson, Jr.
Vice Chairman of the Board

Thomas S. Camp
President and
Chief Executive Officer

J. Gary Hood
Executive Vice President

Board of Directors

Bernard N. Ackerman, CPA, PA
Rock Hill, SC

Thomas S. Camp
President and
Chief Executive Officer
National Bank of York County
Rock Hill, SC

Frank S. Campbell
President
AME, Inc.
Fort Mill, SC

Dwight W. Frierson
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

R. Wesley Hayes, Jr.
Attorney
Harrelson and Hayes
Rock Hill, SC

C. John Hipp, III
Chief Executive Officer
First National Corporation
First National Bank
Orangeburg, SC

Ralph W. Norman, Jr.
President
Warren Norman Co., Inc.
Rock Hill, SC

Jolene Stepp Setliff
President
Stepp-Tuttle Realty
Rock Hill, SC

Dr. Jay K. Shah, MD
Carolina Cardiology Associates
Rock Hill, SC

Jacob D. Smith
President
Smith Enterprises, Inc.
Rock Hill, SC

Frank M. Wilkerson, Jr.
President
Wilkerson Fuel Co., Inc.
Rock Hill, SC

Florence County National Bank

Executive Officers

Samuel A. Rodgers
Chairman of the Board

Jeff E. Fulp
President and
Chief Executive Officer

John L. Hanna
Executive Vice President

Board of Directors

Dr. J. William Burch
Dentist-Farmer-Businessman
Lake City, SC

Dr. W. S. "Bill" Edwards
Orthopedic Surgeon
Pee Dee Orthopedic Assoc.
Florence, SC

Jeff E. Fulp
President and
Chief Executive Officer
Florence County National Bank
Florence, SC

C. John Hipp, III
Chief Executive Officer
First National Corporation
First National Bank
Orangeburg, SC

Robert R. Horger
Chairman of the Board
First National Corporation
First National Bank
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Dr. F. Gregg Jones
Anesthesiologist
Medical Anesthesia
Consultants, LLC
Florence, SC

Samuel A. Rodgers
Vice Chairman
Carolina Eastern
Scranton, SC

Jerry Shealy
President
Jerry Shealy Agency, Inc.
Florence, SC

Samuel F. Sparrow
Enrolled Agent
Florence, SC

D. P. "Tilly" Thompson
(Emeritus)
Retired Executive Officer
Belk
Florence, SC

Locations

First National Bank

Bamberg
317 Main Street
Bamberg, SC 29003
(803) 245-2416

Beaufort
1121 Boundary Street
Beaufort, SC 29901
(843) 521-5600

Bluffton
1328 Fording Island Road
Bluffton, SC 29910
(843) 837-2100

1 Burnt Church Road
Bluffton, SC 29910
(843) 837-7726

Cameron
216 Boyce Lawton Drive
Cameron, SC 29042
(803) 823-2333

Columbia
1900 Assembly Street
Columbia, SC 29201
(803) 771-2265

Columbia NE
2010 Clemson Road
Columbia, SC 29229
(803) 736-6479

Denmark
127 S. Palmetto Avenue
Denmark, SC 29042
(803) 793-3324

Elloree
6512 Old No. 6 Highway
Elloree, SC 29047
(803) 897-2121

Hardeeville
26 S. Coastal Highway 17
Hardeeville, SC 29927
(843) 784-3151

Harleyville
122 West Main Street
Harleyville, SC 29448
(843) 462-7687

Hilton Head
81 Main Street
Hilton Head Island, SC 29926
(843) 342-2100

Lady's Island
184 Sea Island Parkway
Lady's Island, SC 29902
(843) 521-5660

Moncks Corner
317 North Highway 52
Moncks Corner, SC 29461
(843) 761-8024

Norway
8403 Savannah Highway
Norway, SC 29113
(803) 263-4295

Orangeburg
Bank Center
950 John C. Calhoun Drive
Orangeburg, SC 29115
(803) 534-2175

2705 Old Edisto Drive
Orangeburg, SC 29115
(803) 531-0540

1255 St. Matthews Road
Orangeburg, SC 29118
(803) 531-0520

3025 St. Matthews Road
Orangeburg, SC 29115
(803) 531-0550

Ridgeland
207 Jacob Smart Boulevard
Ridgeland, SC 29936
(843) 726-5596

Santee
657 Bass Drive
Santee, SC 29142
(803) 854-2451

St. George
5542 Memorial Boulevard
St. George, SC 29477
(843) 563-2324

Walterboro
520 N. Jefferies Boulevard
Walterboro, SC 29488
(843) 549-1553

600 Robertson Boulevard
Walterboro, SC 29488
(843) 549-1553

National Bank of York Cou

Fort Mill
808 Tom Hall Street
Fort Mill, SC 29715
(803) 548-6292

Rock Hill
1127 Ebenezer Road
Rock Hill, SC 29732
(803) 329-1222

York
801 East Liberty Street
York, SC 29745
(803) 684-5554

Florence County National B

Florence
1600 W. Palmetto Street
Florence, SC 29501
(843) 673-9900

Lake City
266 W. Main Street
Lake City, SC 29560
(843) 394-1417

CreditSouth Financial Services Corporation

Florence
480 Second Loop Road
Florence, SC 29501
(843) 669-4616

Myrtle Beach
4505 Socastee Boulevard
Socastee Plaza—Suite L
Myrtle Beach, SC 29577
(843) 293-3050

Orangeburg
552 John C. Calhoun Drive
Orangeburg, SC 29115
(803) 536-0706

Corporate Information

General Offices

950 John C. Calhoun Drive, SE
Orangeburg, South Carolina
29115-6715
803-534-2175

Annual Meeting

The Annual Meeting of Shareholders will be held at 2 p.m. on Tuesday, April 23, 2002 *in the Liberty Room*, 1857 Joe S. Jeffords Highway, Orangeburg, South Carolina.

Form 10-K & Other Information

Copies of First National Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K (excluding exhibits thereto), and other information may be obtained without charge by written request to:

John L. Phillips
Controller
First National Corporation
Post Office Box 1287
Orangeburg, South Carolina
29116-1287
803-534-2175

Analyst Contact

Richard C. Mathis
Chief Financial Officer
First National Corporation
Post Office Box 1287
Orangeburg, South Carolina
29116-1287
803-534-2175

Stock Information

The Company's Common Stock is listed on the American Stock Exchange under the trading symbol FNC.

Websites

www.1nationalbank.com
www.banknbyc.com
www.bankfcnb.com

First National Corporation

P.O. Box 1287
Orangeburg, SC 29116
(800) 277-2175
(803) 534-2175